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                           April 10, 2023

       CERTIFIED MAIL
       RETURN RECEIPT REQUESTED

       William Coleman Smith
       Chief Executive Officer
       GZ6G Technologies Corp.
       1 Technology Drive, Bldg B, Suite No. B123
       Irvine, CA 92618

                                                        Re: GZ6G Technologies
Corp.
                                                            Post-Effective
Amendment to Registration Statement on Form S-1
                                                            Filed June 30, 2022
                                                            File No. 333-256224

       Dear William Coleman Smith:

               It has been more than nine months since you last amended this registration statement and it is now out of date. Within 30 days from the date of this letter, you should either:

                                                  amend it to comply with the
applicable requirements of the Securities Act of 1933, the rules and regulations under the Act,
and the requirements of the form; or

                                                  file a request for
withdrawal.

              If you requested confidential treatment for portions of any exhibits to your registration statement and you request withdrawal of that registration statement, please submit a concurrent request for withdrawal of your application for confidential treatment.

              If you do not amend the registration statement or file a request for withdrawal (or provide us with a satisfactory explanation of why you have not done either) within 30 days, we may enter an order declaring the registration statement abandoned under rule 479 of the Act.

                                                        Please contact Charli
Gibbs-Tabler at ###-##-#### with any questions.




                           Sincerely,


                           Division of Corporation Finance
 William Coleman Smith
GZ6G Technologies Corp.
FirstName
April      LastNameWilliam Coleman Smith
      10, 2023
Page  2
Comapany   NameGZ6G Technologies Corp.
April 10, 2023 Page 2                      Office of Technology
FirstName LastName